Exhibit 99.1

DHX MEDIA CLOSES ACQUISITION OF PEANUTS AND
STRAWBERRY SHORTCAKE

Halifax, NS – 30 June 2017 – DHX Media Ltd. (“DHX Media” or the “Company”) (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is pleased to have closed its previously announced acquisition (the “Acquisition”) of the entertainment division of Iconix Brand Group, Inc. (“Iconix”), which includes both an 80% controlling interest in Peanuts and 100% of Strawberry Shortcake. The remaining 20% interest in Peanuts will continue to be held by members of the family of Charles M. Schulz. The purchase price for the Acquisition was US$345 million, subject to a customary working capital adjustment, and was paid in cash. The Acquisition was financed with funds from the Credit Agreement and the net proceeds of the Offering (each, as defined below) and cash on hand.

“Today we take the reins of one of the world’s best known kids’ and family properties, Peanuts. We do so with excitement and a great sense of respect. This is a major step forward in DHX Media’s growth plans,” said Dana Landry, CEO of DHX Media. “Both Peanuts and Strawberry Shortcake are ideal properties to leverage across our global platform of content creation, distribution and consumer products. We firmly believe they will provide tremendous shareholder value. This transaction is immediately accretive to earnings per share and free cash flow, and we anticipate being able to realize significant cost and revenue synergies as we integrate these brands. Peanuts is a ‘forever brand’ and as such, we expect to immediately benefit from strong, resilient cash flow from royalties on consumer products, driven by its massive global appeal.”

Concurrently with the closing of the Acquisition, the Company entered into a credit agreement (the “Credit Agreement”) with the Royal Bank of Canada, as administrative agent, RBC Capital Markets and Jefferies Finance LLC. The Credit Agreement consists of a US$30 million revolver and a US$495 million senior secured term loan facility, with a maturity date of December 31, 2023 and an interest rate of LIBOR plus 3.75% (1.00% LIBOR floor).

“We were very pleased with the debt market’s response to our credit offering,” said Keith Abriel, CFO of DHX Media. “We view the strong demand and favourable terms as an endorsement of both the Peanuts and Strawberry Shortcake acquisition, as well as DHX Media’s long-term strategy as a global leader in content and brands for kids and families.”

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400

The net proceeds from the Credit Agreement, together with the net proceeds from the previously announced bought deal private placement (the “Offering”) completed on May 31, 2017, pursuant to which the Company issued subscription receipts (the “Subscription Receipts”) at a price of C$1,000 per Subscription Receipt for gross proceeds of C$140 million, were used to finance the Acquisition, refinance substantially all of the Company’s indebtedness, and for general corporate purposes. The net proceeds of the Offering were released from escrow in connection with the closing of the Acquisition. With the closing of the Acquisition and funding pursuant to the Credit Agreement, the conditions to the redemption of the Company’s existing 5.875% Senior Unsecured Notes have been satisfied and the notes will be redeemed on July 11, 2017, as previously announced.

As a result of the closing of the Acquisition, each holder of Subscription Receipts received, for no additional consideration and subject to adjustment, one special warrant (each a “Special Warrant” and, collectively, the “Special Warrantsv470111 - HSBC - [FWP RJ BUMP_5Y_SPX_ 07.21.17_40435FAS6]”) that, upon the satisfaction of certain conditions, shall be automatically exercised, for no additional consideration, to acquire $1,000 principal amount of 5.875% senior unsecured convertible debentures of the Company (each, a “Convertible Debenture” and, collectively, the “Convertible Debentures”). Each Convertible Debenture shall be convertible into common voting shares or variable voting shares of the Company, as applicable, at a price of C$8.00 per share, subject to adjustment in certain events.

Upon request of the underwriters for the Offering, the Company will use its reasonable commercial efforts to file a prospectus supplement or a prospectus in order to qualify in Canada the distribution of the Convertible Debentures issuable upon automatic exercise of the Special Warrants. If so requested, the prospectus supplement or prospectus will be filed following the information required to be included in a business acquisition report in connection with the Acquisition being available. The Special Warrants will be automatically exercised into Convertible Debentures upon the earlier of (i) the third business day following the filing of the prospectus supplement or the issuance of a receipt for the prospectus, and (ii) the date that is four months and one day from the date of the closing of the Offering.

The Subscription Receipts were issued pursuant to private placement exemptions in all the provinces of Canada and elsewhere. All securities issued pursuant to the Offering are subject to a statutory hold period of no more than four months from the date of distribution of the Subscription Receipts in accordance with Canadian securities legislation, subject to the prospectus qualification referred to above. The securities offered in the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold within the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com

+1 416-977-7358

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media

DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children’s content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world’s foremost producers of children’s shows, DHX Media owns the world’s largest independent library of children’s content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children’s channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Peanuts – A Global Powerhouse Brand

When Charles M. Schulz created the world of Charlie Brown, Snoopy, Lucy, Linus, Woodstock and the rest of the Peanuts friends, he gave birth to a phenomenon that has endured for almost 70 years, and is now widely recognized across generations and demographics. Generating retail sales of US$1.3 billion in 2015, the Peanuts brand has a strong, diversified global licensing program in approximately 100 territories with approximately 1,120 licensees, including Hallmark, Universal Studios, Warner Bros. and Cedar Fair. Animated Peanuts classics continue to be #1 ranked prime time TV specials and have been viewed in 196 countries, while 45 million comics are still read daily. In a recent E-Poll Market research report, Snoopy ranked as the #1 Most-Liked spokescharacter in America among adult consumers and #2 for children. Snoopy was also one of the top three characters of which adult consumers would like to see more.  Sources:  Licensing Letter, Iconix Brand Group.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400

Strawberry Shortcake – A Timeless Girls’ Property

A global girls’ property with multi-generational appeal, Strawberry Shortcake is truly a timeless brand. After more than 35 years since launch, it continues to resonate with young girls and their mothers who grew up with the beloved Strawberry Shortcake dolls. With a robust publishing program in 30 languages and 130 markets, 14 mobile apps and approximately 148 half-hours of content that have been viewed in 120 countries, Strawberry Shortcake holds tremendous potential in both the content and licensing markets. The property has generated US$4 billion in global sales since 2002 from currently 305 licensees. DHX Media is currently producing, in conjunction with Iconix, a new animated series based on Strawberry Shortcake to drive new global growth for this perennial brand. Sources: American Greetings, Iconix Brand Group.

Disclaimer
This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the business strategies and operational activities of DHX Media and its subsidiaries, the expected benefits of the Acquisition, including, without limitation, cost and revenue synergies, and the redemption date for the Company’s outstanding notes. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, DHX Media’s ability to successfully integrate the acquired business and realize expected synergies, the ability to retain required employees and customer contracts, the accuracy of the assumptions upon which the expected synergies were estimated, consumer preferences, contract interpretation, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400